SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 25, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands
This report comprises copy of the Quarterly Report of the Philips Group for the three months ended December 31, 2009.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of January 2010.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho
(General Secretary)

Royal Philips Electronics

Q4	Quarterly report
January 25, 2010
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the paragraphs on “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2008 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended June 28, 2009.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2008.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, we estimated the fair values using appropriate valuation models. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2008 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
Philips reports fourth-quarter sales of EUR 7.3 billion and EBITA of EUR 662 million
•	Strongly improved performance across all sectors

•	Comparable sales on par with Q4 2008; sales in emerging markets up 8%

•	EBITA improves to 9.1% of sales; adjusted EBITA of 12.3% at record level

•	Operating cash flow of EUR 1.4 billion, once adjusted for legal settlement in North America

•	Net income of EUR 260 million, driven by strong improvement in operational earnings and significantly lower charges

•	Proposed dividend maintained at EUR 0.70 per share
     Gerard Kleisterlee,
     President and CEO of Royal Philips Electronics:
“Thanks to the increased resilience of our company, we ended the year with a strong fourth quarter. Comparable sales came in at last year’s level, delivering a record adjusted profitability of 12.3%. This reflects our strengthened fundamentals and the successful manner in which we have been managing through the downturn.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated.
This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

I am particularly pleased as our improved performance is visible across all three operating sectors:
•	Despite continuing weakness in the US market, our Healthcare sector managed to deliver another bumper quarter with sales broadly on par with the strong performance of last year and with significantly higher earnings;

•	Our Consumer Lifestyle sector managed to show sales growth, with Television turning a profit and virtually all other businesses posting significantly higher earnings despite the absence of a material recovery in consumer confidence;

•	The Lighting sector continued on its road to recovery with strongly improved earnings and rebounding sales even though the commercial construction market continued to be in decline; and for the first time, LED-based products exceeded 10% of total sector sales.
Philips today is a simpler company that is both agile and more resilient to market fluctuations. We faced the economic recession in 2009 head-on, but without sacrificing our longer-term ambitions: we sustained our investments in marketing and innovation, while continuing with responsible acquisitions to fill gaps in our portfolio, such as with Saeco, establishing ourselves as a leader in the high-growth, high-margin espresso machine market.
While today’s economic circumstances do not allow for a reliable prediction of future developments, I am confident that based on our Q4 performance, the strength of our portfolio of globally leading businesses and our engaged workforce, 2010 will be a year of further progress towards becoming the leading company in Health & Well-being. And as a sign of our confidence in our future, we propose to maintain, despite the high pay-out ratio, our dividend at EUR 0.70 a share, on par with last year; with an eye on maintaining our financial prudence, we will offer our shareholders a choice of cash or stock.”

Philips Group
Net income
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Sales	7,623	7,263
EBITA	26	662
as a % of sales	0.3	9.1
EBIT	(303)	555
as a % of sales	(4.0)	7.6
Financial income and expenses	(705)	(78)
Income taxes	(117)	(230)
Results equity-accounted investees	(52)	13
Income (loss) from continuing operations	(1,177)	260
Discontinued operations	(2)	—
Net income (loss)	(1,179)	260

Attribution of net income (loss)
Net income (loss) — stockholders	(1,174)	251
Net income (loss) — minority interests	(5)	9

Net income (loss) — stockholders
per common share (in euros) — basic	(1.26)	0.27
Highlights in the quarter
     Net income
•	Net income of EUR 260 million was driven by strong improvement in operational earnings and significantly lower charges compared to Q4 2008.

•	EBITA increased by EUR 636 million year-on-year to 9.1% of sales, driven by higher earnings and EUR 191 million lower restructuring and acquisition-related charges. Excluding these charges for the quarter, EBITA was a record 12.3% of sales.

•	Financial income and expenses in Q4 2008 included EUR 629 million of impairment charges, mainly for NXP and LG Display.

•	Results relating to equity-accounted investees in Q4 2008 included a EUR 59 million impairment charge related to TPV.

•	Tax charges were EUR 113 million higher than in Q4 2008, attributable to higher earnings in the quarter and the impact of adjustments to taxable income for the year.
Sales by sector
in millions of euros unless otherwise stated

	Q4	Q4%		% change
	2008	2009	nominal	compa-
				rable
Healthcare	2,569	2,405	(6)	(1)
Consumer Lifestyle	2,989	2,903	(3)	1
Lighting	1,939	1,846	(5)	0
GM&S	126	109	(13)	(11)
Philips Group	7,623	7,263	(5)	0
     Sales by sector
•	Comparable group sales amounted to EUR 7,263 million, on par with Q4 2008. Nominal sales declined by 5%, largely due to a 4% negative currency impact.

•	Healthcare reported a 1% comparable sales decline, as strong double-digit growth in emerging markets practically offset the decline in a still soft US market. Growth was strongest at Home Healthcare Solutions, with the successful introduction of the new “Philips Respironics System One”. This, together with growth at Customer Services, almost offset declines at Imaging Systems and Healthcare Informatics.

•	Consumer Lifestyle sales increased by 1% on a comparable basis. Moderate growth in emerging markets was sufficient to offset a decline in the US. Growth was strongest at Television, followed by Health & Wellness and Shaving & Beauty, while Licenses, Audio & Video Multimedia and Peripherals & Accessories showed declines.

•	Lighting comparable sales were on par with Q4 2008 as strong growth in emerging markets fully offset declines in the US. While Professional Luminaires still suffered double-digit declines, the quarter saw a strong rebound in Automotive sales, spectacular growth at Lumileds and strong performance at Lamps.

Sales per market cluster
in millions of euros unless otherwise stated

				change
	Q4 *	Q4		compa-
	2008	2009	nominal	rable
Western Europe	2,834	2,832	(0)	0
North America	2,178	1,794	(18)	(10)
Other mature markets	370	416	12	12
Total mature markets	5,382	5,042	(6)	(3)
Emerging markets	2,241	2,221	(1)	8
Philips Group	7,623	7,263	(5)	0

*	Revised to reflect an adjusted market cluster allocation
     Sales per market cluster
•	In the mature markets, business conditions in North America continued to be weak for all three operating sectors, while sales in Western Europe were on par with Q4 2008 across the board. Comparable sales in the emerging markets showed strong growth, led by Healthcare and Lighting, with more modest growth at Consumer Lifestyle. Russia, China, the ASEAN countries and India were the main drivers of growth.
EBITA
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Healthcare	343	452
Consumer Lifestyle	(36)	266
Lighting	(115)	82
Group Management & Services	(166)	(138)
Philips Group	26	662
as a % of sales	0.3	9.1
EBITA
as a % of sales

	Q4	Q4
	2008	2009
Healthcare	13.4	18.8
Consumer Lifestyle	(1.2)	9.2
Lighting	(5.9)	4.4
Group Management & Services	(131.7)	(126.6)
Philips Group	0.3	9.1
Restructuring and acquisition-related charges
in millions of euros

	Q4	Q4
	2008	2009
Healthcare	(82)	(27)
Consumer Lifestyle	(82)	(64)
Lighting	(226)	(103)
Group Management & Services	(31)	(36)
Philips Group	(421)	(230)
Earnings
•	EBITA was EUR 636 million above Q4 2008, mainly due to higher earnings across all operating sectors and a EUR 191 million decline in restructuring and acquisition-related charges. Adjusted for these charges, EBITA as a percentage of sales improved from 5.9% in Q4 2008 to a record 12.3%.

•	Healthcare EBITA increased EUR 109 million, driven by higher earnings across all businesses, mainly at Imaging Systems. Adjusted for restructuring and acquisition-related charges, EBITA improved by EUR 54 million to a record 20% of sales.

•	Consumer Lifestyle EBITA increased EUR 302 million, driven by higher earnings across all businesses, mainly at Television. Adjusted for restructuring and acquisition-related charges, EBITA was EUR 330 million, or 11.4% of sales, up from 1.5% in Q4 2008.

•	Lighting EBITA increased EUR 197 million, mainly due to higher operational earnings at Lamps and Automotive, as well as lower restructuring and acquisition-related charges. EBITA, adjusted for restructuring and acquisition-related charges, was EUR 74 million above the level of Q4 2008 at 10% of sales, gradually returning to historic levels.

•	GM&S EBITA improved by EUR 28 million compared to Q4 2008, as higher restructuring costs (an increase of EUR 5 million) were more than offset by lower operational costs.

EBIT
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Healthcare	279	392
Consumer Lifestyle	(40)	260
Lighting	(376)	41
Group Management & Services	(166)	(138)
Philips Group	(303)	555
as a % of sales	(4.0)	7.6
•	EBIT increased by EUR 858 million compared to Q4 2008, also impacted by last year’s Lumileds goodwill impairment charges of EUR 209 million.
Financial income and expenses
in millions of euros

	Q4	Q4
	2008	2009
Net interest expenses	(51)	(71)
NXP impairment	(300)	—
LG Display impairment	(270)	—
Pace Micro Technology impairment	(30)	—
Toppoly impairment	(29)	—
TPV option fair-value adjustment	6	(15)
Other	(31)	8
	(705)	(78)
Financial income and expenses
•	Overall, financial expenses were EUR 627 million lower than in Q4 2008, due to last year’s impairment charges following declines in the value of LG Display, NXP, Toppoly and Pace Micro Technology.

•	Net interest expenses increased compared to Q4 2008 as a result of lower interest income.
Results relating to equity-accounted investees
in millions of euros

	Q4	Q4
	2008	2009
LG Display	(9)	—
TPV value adjustment	(59)	—
Other	16	13
	(52)	13
Results relating to equity-accounted investees
•	In Q4 2008, results relating to equity-accounted investees included EUR 59 million impairment charges related to TPV.

Cash balance
in millions of euros

	Q4	Q4
	2008	2009
Beginning cash balance	2,460	3,734

Free cash flow	1,467	726
Net cash flow from operating activities	1,761	935
Net capital expenditures	(294)	(209)
(Acquisitions) divestments	(39)	52
Other cash flow from investing activities	(6)	19
(Repurchase) delivery of shares	(371)	8
Changes in debt/other	95	(153)
Net cash flow discontinued operations	14	—
Ending cash balance	3,620	4,386
Cash balance
•	The Group cash balance increased by EUR 652 million to EUR 4.4 billion as a result of EUR 726 million free cash inflow, partly offset by a EUR 153 million decline in short-term debt.
•	In Q4 2008, the Group cash balance increased by EUR 1.2 billion, driven by EUR 1.5 billion free cash inflow. Share repurchases led to a cash outflow of EUR 371 million in that quarter.
Cash flows from operating activities
•	In spite of higher earnings, cash inflow from operating activities was EUR 826 million lower than in Q4 2008, the majority of the decline being attributable to a EUR 485 million net asbestos-related settlement. In addition, the incremental cash generated from working capital in the quarter was lower than in Q4 2008 as a result of the successful reduction in our nominal working capital level during the first three quarters of 2009.

*	Capital expenditures on property, plant and equipment only
Gross capital expenditures
•	Gross capital expenditures on property, plant and equipment were EUR 105 million lower than in Q4 2008, due to lower investments across all operating sectors.

*	Sales are calculated as the moving annual total
Inventories

•	Q4 2009 saw significant inventory reductions across all sectors. Compared to the previous quarter, inventories were EUR 504 million lower, notably at Consumer Lifestyle and Healthcare. Compared to Q4 2008, inventories decreased by EUR 578 million, driven by Consumer Lifestyle and Lighting.

•	As a percentage of sales, inventories declined 1.9 percentage points to 12.6% at the end of Q4 2009. The ratio was 0.6 percentage points below the level of Q4 2008.

Net debt and group equity

•	The quarter ended with a net cash position of EUR 119 million, compared to net debt of EUR 568 million at the end of Q4 2008. During the quarter, the net debt position decreased by EUR 740 million, driven by EUR 726 million free cash inflow.

•	Group equity increased in the quarter to EUR 14.6 billion, including an increase of EUR 1.5 billion in pension assets.
Number of employees (FTEs)
Employees

•	The number of employees decreased due to reductions in permanent headcount in all sectors, partly offset by a slight increase in temporary employees at Lighting and Healthcare.

•	Compared to Q4 2008, the number of employees declined by 5,474, mainly at Lighting and Healthcare, partly offset by higher headcount at Consumer Lifestyle due to the acquisition of Saeco.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Sales	2,569	2,405
Sales growth
% nominal	29	(6)
% comparable	9	(1)
EBITA	343	452
as a % of sales	13.4	18.8
EBIT	279	392
as a % of sales	10.9	16.3

Net operating capital (NOC)	8,785	8,434

Number of employees (FTEs)	35,551	34,296
Business highlights

•	Philips secured a multi-million dollar imaging systems order from Palomar West, a 360-bed facility that is part of the Palomar Pomerado Health System in San Diego, California. The multi-modality win encompasses cardiovascular X-ray, general X-ray, MR, CT and nuclear medicine.

•	Philips has signed a memorandum of understanding with the Suzhou Municipal Government to establish an industrial campus for Imaging Systems in China. To be developed over the next five years for an investment of EUR 36 million, the Philips campus will have integrated facilities for R&D, manufacturing, assembly and sourcing in one site and will further enhance the company’s presence in healthcare in China.

•	Philips introduced economy/mid-range patient monitoring solutions to the India market. This marks a significant milestone in growing Philips’ value-based offerings following the 2008 acquisition of Shenzhen Goldway Industrial, Inc. in China.

•	Philips signed a five-year agreement with Dutch insurer Achmea Health to cooperate in the development of innovative care solutions aimed at enabling chronic disease sufferers to better manage their health at home, reducing the need for hospital stays.
Financial performance

•	Currency-comparable equipment order intake increased 7% year-on-year, with improvements across all businesses. Higher orders at Imaging Systems, Clinical Care Systems and Healthcare Informatics were driven by strong intake in international markets. Growth in international markets was driven by both emerging and mature markets. North American market declines were less severe than in prior quarters.

•	Comparable sales were 1% lower year-on-year. Sales growth at Home Healthcare Solutions and Customer Services was offset by declines at Imaging Systems and Patient Monitoring. Comparable sales in international markets rose, mainly in emerging markets; sales decreased in North America.

•	EBITA amounted to EUR 479 million, or 20% of sales, excluding EUR 27 million of restructuring and acquisition-related charges. The comparable figure in Q4 2008, excluding EUR 82 million restructuring and acquisition-related charges, was EUR 425 million, or 16.5% of sales. EBITA improved across all businesses, notably at Imaging Systems, mainly driven by strict cost management and ongoing improvements in higher-margin businesses like Customer Services and Home Healthcare Solutions.
Looking ahead
•	Philips Lifeline will introduce its next-generation medical alert service in the first quarter of 2010. Reflecting Philips’ commitment to support independent living for seniors and the chronically ill, the enhanced service will provide even greater benefits for those seeking to age in place.

•	No material restructuring or acquisition-related charges are expected in Q1 2010.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Sales	2,989	2,903
of which Television	1,131	1,085

Sales growth
% nominal	(32)	(3)
% comparable	(25)	1

Sales growth excl. Television
% nominal	(19)	(2)
% comparable	(14)	(3)

EBITA	(36)	266
of which Television	(154)	29
as a % of sales	(1.2)	9.2

EBIT	(40)	260
of which Television	(154)	29
as a % of sales	(1.3)	9.0

Net operating capital (NOC)	798	625
of which Television	(238)	(386)

Number of employees (FTEs)	17,145	18,389
of which Television	4,743	4,766
Business highlights

•	Saeco has successfully launched the flagship Xelsis and compact Syntia coffee machines. The Syntia recently won a design award for its stylish, compact design and ease of use.

•	Philips successfully launched its DirectLife services in the US and the Netherlands. DirectLife is a new customized, interactive fitness program that offers a fun and simple solution to people eager to adopt a more active lifestyle.

•	Philips celebrated the sale of its four-millionth Ambilight television since its introduction in 2004.

•	Philips announced that the Songbird media player would be shipped with its popular range of GoGear portable audio players. Songbird is an open platform that offers consumers simplicity and choice through access to multiple music stores and other services.

Financial performance

•	Comparable sales grew 1% year-on-year, following double-digit declines in the first three quarters of the year. The growth was driven by Television, Health & Wellness, Shaving & Beauty and Domestic Appliances. Saeco sales were slightly ahead of plan. While low single-digit sales growth was achieved in emerging markets, this was largely offset by lower sales in North America; sales in Europe were flat.

•	EBITA profitability for the sector improved to 9.2% of sales compared to -1.2% in Q4 2008. Adjusted EBITA, excluding restructuring and acquisition-related charges, increased from 1.5% in Q4 2008 to 11.4%. Television was profitable for the first time in 2009, driven by 7% comparable sales growth, a higher Ambilight share of sales, strict margin management and a reduction of the fixed cost base. Encouragingly, the non-Television product portfolio reached an adjusted EBITA margin of 16.3%, up from 8.4% in 2008.

•	Net operating capital declined by EUR 173 million year-on-year, primarily due to managed reductions in working capital, notably inventories and accounts receivable.

•	Headcount increased by 1,244 due to the acquisition of Saeco.

Looking ahead

•	After successfully launching in France, Philips AVENT will further roll out its Combined Steamer and Blender. A breakthrough innovation in the toddler food preparation segment, it is the only product in the market that allows parents to prepare healthy, delicious meals in a simple and quick way.

•	In a step to further enable consumers to customize products before purchase, Philips will launch an online customization service for its Senseo coffee machine. When buying their appliance, consumers will be able to choose from a wide range of colors and patterns to create a unique look to match their personal style.

•	No material restructuring or acquisition-related charges are expected in Q1 2010.

Lighting
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Sales	1,939	1,846
Sales growth
% nominal	12	(5)
% comparable	(3)	0
EBITA	(115)	82
as a % of sales	(5.9)	4.4
EBIT	(376)	41
as a % of sales	(19.4)	2.2
Net operating capital (NOC)	5,712	5,104
Number of employees (FTEs)	57,367	51,653

     Business highlights
•	“With the flick of a switch, Philips may have just dramatically lowered America’s electric bill,” Time Magazine commented after naming a widely-publicized Philips’ LED lamp the 3rd best invention of 2009. This bulb was also the first submission in a US Department of Energy contest in search of feasible LED replacements for 60W lamps.

•	Philips introduced the world’s first solar-powered portable LED floodlighting system, for use in emerging markets such as Africa. This system provides up to eight hours of lighting on a single solar charge. It can be used in areas with only limited access to electricity, if any.

•	Philips is expanding its Consumer Luminaires business in the US with a range of Philips-branded LED-based luminaires alongside the Philips-owned Forecast Lighting and Thomas Lighting brands. The portfolio will include more than 800 new products for 2010.

•	Philips and Acuity Brands have entered into a license agreement allowing Acuity Brands, one of the world’s largest lighting fixture manufacturers, to access Philips’ LED-based patent portfolio. Philips makes its patent portfolio for LED systems and controls available via a licensing program to third parties in order to foster industry growth.
     Financial performance
•	On a comparable basis, sales growth in emerging markets — particularly Asia and Latin America — was offset by a sales decline in North America; sales in Western Europe were flat. This quarter saw LED-based products exceed 10% of total sector sales for the first time.

•	Spectacular sales growth was seen at Lumileds, while Automotive sales also grew strongly, driven by Asia and Western Europe. The Lamps business benefited from growth in sales of energy-efficient lamps driven in part by the phase-out of incandescent lamps. This sales growth was partly offset by moderate double-digit declines at Professional Luminaires, which is heavily dependent on the depressed commercial construction market.

•	EBITA was EUR 197 million higher than in Q4 2008, largely driven by higher operational earnings in almost all businesses, primarily due to cost reduction measures, improved factory loading and EUR 123 million lower restructuring and acquisition-related charges. Excluding these items, EBITA amounted to 10% of sales, compared to 5.7% in Q4 2008.

•	Net operating capital decreased by EUR 608 million to EUR 5.1 billion year-on-year, mainly driven by improved working capital management and lower capital investments.

•	Headcount decreased by some 5,700 as a consequence of reduced manufacturing capacity and staff reductions.
     Looking ahead
•	Lighting will bring a range of new LED lamps and LED- powered professional and consumer luminaires to markets around the world.

•	No material restructuring or acquisition-related charges are expected in Q1 2010

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q4	Q4
	2008	2009
Sales	126	109
Sales growth
% nominal	(43)	(13)
% comparable	(44)	(11)
EBITA Corporate Technologies	(39)	(34)
EBITA Corporate & Regional Costs	(79)	(65)
EBITA Pensions	12	51
EBITA Service Units and Other	(60)	(90)
EBITA	(166)	(138)
EBIT	(166)	(138)
Net operating capital (NOC)	(1,226)	(1,514)
Number of employees (FTEs)	11,335	11,586
     Business highlights
•	The Dutch Association of Investors for Sustainable Development (VBDO) has awarded Philips top sustainability scores in its 2009 Responsible Supply Chain Management Benchmark, ranking the company highest among the 40 large publicly listed Dutch companies benchmarked.

•	Philips has signed an undrawn 10-year subordinated loan agreement worth EUR 200 million with the European Investment Bank to finance research and development activities across a range of innovative European healthcare projects, including image-guided intervention and home healthcare.
     Financial performance
•	EBITA included a EUR 44 million release of a post-retirement benefit provision, offset by EUR 46 million of asset write-offs, including EUR 26 million for Corporate Investments.

•	Earnings included EUR 36 million restructuring charges, mainly at Corporate Investments, Research and Design, compared to EUR 31 million in Q4 2008.

•	Adjusted for these charges, the total net costs for Group Management & Services amounted to EUR 100 million, EUR 35 million less than in Q4 2008, primarily due to higher license income and lower overhead costs.

•	Following US District Court affirmation of TH Agriculture & Nutrition’s (‘THAN’) plan of reorganization, Philips has funded an asbestos personal injury trust with USD 900 million (around EUR 600 million gross). With this payment, which was already provided for, Philips has settled its current and future THAN-related legal obligations for asbestos.
     Looking ahead
•	Compared to EUR 400 million in 2009, the normalized cost level of Group Management & Services is expected to total EUR 300 million for the full year 2010.

•	In Q1 2010, total costs for the sector are foreseen at around EUR 90 million.

Full-year highlights
The year 2009
•	Full-year comparable sales were 11% lower than in 2008, with the main declines at Consumer Lifestyle (-17%) and Lighting of (-13%). Healthcare comparable sales decreased by a moderate 3%.

•	EBITA amounted to EUR 1,050 million, 41% higher than in 2008, primarily driven by higher earnings at Consumer Lifestyle and Healthcare and by lower restructuring, acquisition -related and other charges.

•	EBIT improved to EUR 614 million, primarily due to higher operational earnings in almost all sectors and last year’s EUR 299 million Lumileds goodwill impairment charge.

•	Financial income and expenses declined by EUR 254 million, due to gains on the sale of securities in TSMC in 2008 and lower impairment charges, particularly for NXP and LG Display.

•	Results relating to equity-accounted investees increased, mainly due to a positive TPV value adjustment.
Net income
in millions of euros unless otherwise stated

	January-December
	2008	2009
Sales	26,385	23,189
EBITA	744	1,050
as a % of sales	2.8	4.5
EBIT	54	614
as a % of sales	0.2	2.6
Financial income and expenses	88	(166)
Income tax expense	(256)	(100)
Results equity-accounted investees	19	76
Income (loss) from continuing operations	(95)	424
Discontinued operations	3	—
Net income (loss)	(92)	424

Attribution of net income (loss)
Net income (loss) — stockholders	(91)	410
Net income — minority interests	(1)	14

Net income (loss) — stockholders
Per common share (in euros) — basic	(0.09)	0.44
     Management summary
•	Sales for the full year 2009 amounted to EUR 23.2 billion, 11% lower than in 2008 on a comparable basis. Declines were visible across all sectors: Healthcare (-3%), Lighting (-13%) and Consumer Lifestyle (-17%). Comparable sales declines were recorded in both mature markets (-12%) and emerging markets (-11%).

•	EBITA of EUR 1,050 million was 41% higher than in 2008, mainly driven by higher earnings at Consumer Lifestyle and Healthcare, EUR 164 million of provision releases for retiree medical benefits and pensions, EUR 116 million lower restructuring and acquisition-related charges, and last year’s EUR 264 million charge for asbestos-related claims in the US, partly offset by higher product recall provisions in 2009.

•	Excluding restructuring, acquisition-related and other charges of EUR 423 million, EBITA amounted to EUR 1,473 million, 6.4% of sales compared to 5.9% in 2008.

•	EBIT amounted to EUR 614 million, an improvement of EUR 560 million driven by higher operational earnings and last year’s negative impact of EUR 299 million related to the impairment of Lumileds goodwill.

•	Financial income and expenses declined to a loss of EUR 166 million, mainly due to gains on the sale of securities in TSMC (EUR 1.2 billion) in 2008 and lower impairment charges related to NXP, LG Display, Toppoly and Pace Micro Technology (EUR 1.1 billion).

•	Tax charges were EUR 156 million lower than in 2008, mainly attributable to a net tax benefit related to the recognition of a deferred tax asset for Lumileds and the net effect of lower incidental charges.

•	Results relating to equity-accounted investees increased by EUR 57 million. 2008’s results included EUR 66 million income from LG Display and EUR 59 million impairment charges for TPV. This year included a reversal of a TPV impairment of EUR 55 million.

•	Cash flow from operating activities was broadly in line with 2008, as higher net income and a stronger decrease in working capital in 2009 were offset by provision payments, including the 2009 asbestos payment.

•	Net operating capital decreased by EUR 1.4 billion compared to the level at the end of 2008, largely due to the reduction of the asbestos provision (EUR 597 million) and a decrease in working capital.

Other information
Other information
CRT
As previously disclosed, Philips is involved in investigations into alleged violation of competition rules in the cathode-ray tube (CRT) industry. On November 26, 2009, Philips announced it had received a statement of objections from the European Commission on this matter. Philips is currently preparing its response.
Revolving credit facility
Philips is in the process of renewing its existing USD 2.5 billion revolving credit facility that will expire in December 2011. It is expected that this transaction will be closed in the next few weeks.

Proposed distribution
Proposed distribution to shareholders
A proposal will be submitted to the General Meeting of Shareholders to pay a dividend of EUR 0.70 per common share (up to EUR 650 million), in cash or shares at the option of the shareholder,against the net income for 2009 and the retained earnings of the Company. Further details will be given in the agenda for the General Meeting of Shareholders, which will be published on February 22, 2010.

Outlook
Outlook
We expect the upward trend in emerging markets to continue, supporting all three operating sectors. We anticipate finalization, in one form or another, of healthcare legislation in the US, which should ease the headwind caused by market uncertainty around reform. A significant part of our Lighting business — particularly Professional Luminaires — is highly correlated to commercial construction, a market we have yet to see recover.
This said, visibility beyond the short term remains low and so we will continue our focus on cost (we expect limited restructuring in the range of EUR 150-250 million for the year, predominantly in Lighting) and on cash. At the same time we will ensure that our businesses are well placed to capture growth when it comes, not least by maintaining investments in innovation, marketing and emerging markets.
We remain very much committed to growth, and to delivering an EBITA profitability of 10% or better. We were encouraged by our performance in the fourth quarter of 2009 — in what was still a tough economic climate — and are confident that 2010 will represent another solid step towards this target. Naturally, the magnitude of the improvement over the full year is dependent — in part at least — on developments in the global economy.
Amsterdam, January 25, 2010
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	4th quarter		January to December
	2008	2009	2008	2009
Sales	7,623	7,263	26,385	23,189
Cost of sales	(5,204)	(4,555)	(17,938)	(15,110)
Gross margin	2,419	2,708	8,447	8,079

Selling expenses	(1,775)	(1,495)	(5,518)	(5,159)
General and administrative expenses	(236)	(200)	(972)	(734)
Research and development expenses	(527)	(468)	(1,777)	(1,631)
Impairment of goodwill	(211)	—	(301)	—
Other business income	37	24	261	97
Other business expenses	(10)	(14)	(86)	(38)
Income (loss) from operations	(303)	555	54	614

Financial income	28	17	1,594	225
Financial expenses	(733)	(95)	(1,506)	(391)
Income (loss) before taxes	(1,008)	477	142	448

Income taxes	(117)	(230)	(256)	(100)
Income (loss) after taxes	(1,125)	247	(114)	348

Results relating to equity-accounted investees	(52)	13	19	76
Income (loss) from continuing operations	(1,177)	260	(95)	424

Discontinued operations — net of income taxes	(2)	—	3	—
Net income (loss) for the period	(1,179)	260	(92)	424

Attribution of net income for the period
Net income (loss) attributable to stockholders	(1,174)	251	(91)	410
Net loss (income) attributable to minority interests	(5)	9	(1)	14

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	933,558	926,922	991,420	925,481
• diluted	935,481	933,261	996,714	929,037

Net income (loss) attributable to stockholders per common share in euros:
• basic	(1.26)	0.27	(0.09)	0.44
• diluted 1)	(1.26)	0.27	(0.09)	0.44

Ratios
Gross margin as a % of sales	31.7	37.3	32.0	34.8
Selling expenses as a % of sales	(23.3)	(20.6)	(20.9)	(22.2)
G&A expenses as a % of sales	(3.1)	(2.8)	(3.7)	(3.2)
R&D expenses as a % of sales	(6.9)	(6.4)	(6.7)	(7.0)

EBIT or Income (loss) from operations	(303)	555	54	614
as a % of sales	(4.0)	7.6	0.2	2.6

EBITA	26	662	744	1,050
as a % of sales	0.3	9.1	2.8	4.5

1)	the incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to stockholders, as the effect would be antidilutive.

Consolidated balance sheets
in millions of euros unless otherwise stated

	December 31,	December 31,
	2008	2009
Current assets:
Cash and cash equivalents	3,620	4,386
Receivables	4,289	3,983
Inventories *	3,491	2,913
Other current assets	628	436
Other current financial assets	121	191
Total current assets	12,149	11,909

Non-current assets:
Investments in equity-accounted investees	293	281
Other non-current financial assets	1,331	691
Non-current receivables	47	85
Other non-current assets	1,906	1,543
Deferred tax assets	931	1,243
Property, plant and equipment	3,496	3,252
Intangible assets excluding goodwill	4,477	4,161
Goodwill	7,280	7,362
Total assets	31,910	30,527

Current liabilities:
Accounts and notes payable	2,992	2,870
Accrued liabilities	3,634	3,134
Short-term provisions	1,043	716
Other current liabilities *	642	703
Short-term debt	722	627
Total current liabilities	9,033	8,050

Non-current liabilities:
Long-term debt	3,466	3,640
Long-term provisions	1,794	1,734
Deferred tax liabilities	584	530
Other non-current liabilities	1,440	1,929
Total liabilities	16,317	15,883

Minority interests	49	49
Stockholders’ equity	15,544	14,595
Total liabilities and equity	31,910	30,527

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	922,982	927,457

Ratios
Stockholders’ equity per common share in euros	16.84	15.74
Inventories as a % of sales	13.2	12.6
Net debt : group equity	4:96	-1:101
Net operating capital	14,069	12,649
Employees at end of period	121,398	115,924

*	Prior periods insignificant amounts have been reclassified due to new insights in line with accounting policies.

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	4th quarter		January to December
	2008	2009	2008	2009
Cash flows from operating activities:
Net income (loss) attributable to stockholders	(1,174)	251	(91)	410
Gain (loss) of discontinued operations	2	—	(3)	—
Net (income) loss attributable to minority interests	(5)	9	(1)	14
Adjustments to reconcile net income to net cash provided by (used for)
operating activities:
Depreciation and amortization	534	429	1,528	1,469
Impairment of goodwill, other non-current financial assets, and (reversal of) impairment of equity-accounted investees	901	6	1,509	2
Net loss (gain) on sale of assets	33	(13)	(1,536)	(140)
Income from equity-accounted investees	(13)	(12)	(91)	(23)
Dividends received from equity-accounted investees	2	1	65	35
Decrease in working capital:	1,462	606	128	704
Decrease in receivables and other current assets	646	365	234	496
Decrease (increase) in inventories *	740	540	(9)	687
Increase (decrease) in accounts payable, accrued and other liabilities *	76	(299)	(97)	(479)
Increase in non-current receivables/other assets/ other liabilities	(127)	150	(379)	(363)
Increase (decrease) in provisions	142	(513)	432	(612)
Other items	4	21	87	49
Net cash provided by operating activities	1,761	935	1,648	1,545

Cash flows from investing activities:
Purchase of intangible assets	(34)	(30)	(121)	(96)
Expenditures on development assets	(17)	(59)	(154)	(188)
Capital expenditures on property, plant and equipment	(256)	(151)	(770)	(524)
Proceeds from disposals of property, plant and equipment	13	31	170	126
Cash from (to) derivatives and securities	(6)	(1)	337	(39)
Purchase of other non-current financial assets	—	—	—	(6)
Proceeds from other non-current financial assets	—	20	2,576	718
Purchase of businesses, net of cash acquired	(23)	(13)	(5,316)	(294)
Proceeds from sale of interests in businesses	(16)	65	24	84

Net cash used for investing activities	(339)	(138)	(3,254)	(219)

Cash flows from financing activities:
Increase (decrease)in short-term debt	114	(148)	18	(201)
Principal payments on long-term debt	(11)	(16)	(1,726)	(51)
Proceeds from issuance of long-term debt	11	12	2,088	312
Treasury stock transactions	(371)	8	(3,257)	29
Dividend paid	—	—	(698)	(634)
Net cash used for financing activities	(257)	(144)	(3,575)	(545)

Net cash provided by (used for) continuing operations	1,165	653	(5,181)	781

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	1	—	(49)	—
Net cash provided by investing activities	13	—	12	—
Net cash provided by (used for) discontinued operations	14	—	(37)	—

Net cash provided by (used for) continuing and discontinued operations	1,179	653	(5,218)	781
Effect of change in exchange rates on cash positions	(19)	(1)	(39)	(15)
Cash and cash equivalents at beginning of period	2,460	3,734	8,877	3,620
Cash and cash equivalents at end of period	3,620	4,386	3,620	4,386
For a number of reasons, principally the effects of translation differences,certain items in the statements of cash flows do not correspond to the difference between the balance sheet amounts for the respective items

*	Prior periods insignificant amounts have been reclassified due to new insights in line with accounting policies

Ratio
Cash flows before financing activities	1,422	797	(1,606)	1,326

Net cash paid during the period for
- Pensions	(113)	(107)	(379)	(422)
- Interest	(6)	(32)	(123)	(244)
- Income taxes	(73)	(25)	(352)	(197)

Consolidated statements of changes in equity
all amounts in millions of euros
January to December 2009

						other reserves
						unrealized gain	changes in			total
		capital in			currency	unrealized gain (loss)	changes in		treasury	total
	common	capital in excess	retained	revaluation	translation	on available-for-	fair value of		shares at	stockholders’	minority	total
	stock	of par value	earnings	reserve	differences	sale securities	cash flow hedges	total	cost	equity	interests	equity
Balance as of December 31, 2008	194	—	17,101	117	(527)	(25)	(28)	(580)	(1,288)	15,544	49	15,593

Net income			410					—		410	14	424
Net current period change			(918)	(15)	(64)	272	(34)	174		(759)	(14)	(773)
Reclassifications into (income) loss						(127)	72	(55)		(55)		(55)
Total comprehensive income			(508)	(15)	(64)	145	38	119		(404)	—	(404)

Dividend distributed			(647)							(647)		(647)
Re- issuance of treasury stock		(70)	1						101	32		32
Share-based compensation plans		65								65		65
Income tax share-based compensation plans		5								5		5
		—	(646)						101	(545)		(545)

Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

	4th quarter
	2008			2009
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	2,569	279	10.9	2,405	392	16.3
Consumer Lifestyle *	2,989	(40)	(1.3)	2,903	260	9.0
Lighting	1,939	(376)	(19.4)	1,846	41	2.2
Group Management & Services	126	(166)	(131.7)	109	(138)	(126.6)
	7,623	(303)	(4.0)	7,263	555	7.6

* of which Television	1,131	(154)	(13.6)	1,085	29	2.7

	January to December
	2008			2009
		income from operations			income from operations
			as % of			as % of
	sales	amount	sales	sales	amount	sales
Healthcare	7,649	621	8.1	7,839	591	7.5
Consumer Lifestyle *	10,889	110	1.0	8,467	321	3.8
Lighting	7,362	24	0.3	6,546	(16)	(0.2)
Group Management & Services	485	(701)	(144.5)	337	(282)	(83.7)
	26,385	54	0.2	23,189	614	2.6
* of which Television	4,724	(437)	(9.3)	3,122	(179)	(5.7)

Sectors and main countries
all amounts in millions of euros
Sales and total assets

	sales		total assets
	January to December		Dec 31,	Dec 31,
	2008	2009	2008	2009
Healthcare	7,649	7,839	11,423	10,969
Consumer Lifestyle	10,889	8,467	3,576	3,286
Lighting	7,362	6,546	7,222	6,748
Group Management & Services	485	337	9,689	9,524
	26,385	23,189	31,910	30,527
Sales and long-lived assets

	sales 1)		long-lived assets 2)
	January to December		Dec 31,	Dec 31,
	2008	2009	2008	2009
United States	7,015	6,125	10,770	9,512
Germany	2,048	1,938	298	288
China	1,747	1,713	242	369
France	1,691	1,495	137	112
United Kingdom	1,015	715	524	585
Netherlands	1,017	871	1,348	1,194
Other countries	11,852	10,332	1,934	2,715
	26,385	23,189	15,253	14,775

1)	Revised to reflect an adjusted country allocation
2)	Includes property, plant and equipment, intangible assets excluding goodwill and goodwill

Pension costs
all amounts in millions of euros
Specification of pension costs

	4th quarter
	2008			2009
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	34	21	55	27	14	41
Interest cost on the defined-benefit obligation	131	101	232	133	99	232
Expected return on plan assets	(192)	(98)	(290)	(189)	(87)	(276)
Curtailment	—	—	—	—	(5)	(5)
Prior service cost	—	(8)	(8)	—	(6)	(6)
Other	(3)	—	(3)	2	1	3
Net periodic cost (income)	(30)	16	(14)	(27)	16	(11)

Costs of defined-contribution plans

Costs	3	20	23	2	22	24
Total	3	20	23	2	22	24

Costs of defined-benefit plans (retiree medical)

Service cost	—	—	—	—	1	1
Interest cost on the defined-benefit obligation	—	8	8	—	5	5
Prior service cost	—	—	—	—	(1)	(1)
Curtailment	—	—	—	—	(47)	(47)
Other	—	—	—	—	1	1
Net periodic cost (income)	—	8	8	—	(41)	(41)

	January to December
	2008			2009
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	135	84	219	107	75	182
Interest cost on the defined-benefit obligation	524	398	922	532	395	927
Expected return on plan assets	(769)	(392)	(1,161)	(758)	(343)	(1,101)
Curtailment	—	—	—	—	(5)	(5)
Prior service cost	—	2	2	—	(3)	(3)
Other	(3)	—	(3)	2	1	3
Net periodic cost (income)	(113)	92	(21)	(117)	120	3

Costs of defined-contribution plans
Costs	8	88	96	8	99	107
Total	8	88	96	8	99	107

Costs of defined-benefit plans (retiree medical)

Service cost	—	3	3	—	2	2
Interest cost on the defined-benefit obligation	—	34	34	—	32	32
Prior service cost	—	(6)	(6)	—	(1)	(1)
Curtailment	—	—	—	—	(134)	(134)
Other	—	—	—	—	1	1
Net periodic cost (income)	—	31	31	—	(100)	(100)

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance.
In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
Sales growth composition (in %)

	4th quarter				January to December
	com-		consol-		com-		consol-
	parable	currency	idation	nominal	parable	currency	idation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth
2009 versus 2008
Healthcare	(0.8)	(5.6)	—	(6.4)	(2.7)	2.6	2.6	2.5
Consumer Lifestyle	0.9	(3.4)	(0.4)	(2.9)	(16.5)	(0.8)	(5.0)	(22.3)
Lighting	0.1	(4.2)	(0.7)	(4.8)	(12.6)	1.0	0.5	(11.1)
GM&S	(11.4)	(1.5)	(0.6)	(13.5)	(30.2)	0.1	(0.2)	(30.3)
Philips Group	(0.1)	(4.3)	(0.3)	(4.7)	(11.4)	0.7	(1.4)	(12.1)
EBITA to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	GM&S
January to December 2009
EBITA	1,050	848	339	145	(282)
Amortization of intangibles *	(436)	(257)	(18)	(161)	—
Income from operations (or EBIT)	614	591	321	(16)	(282)

January to December 2008
EBITA	744	839	126	480	(701)
Amortization of intangibles *	(389)	(218)	(16)	(155)	—
Impairment of goodwill	(301)	—	—	(301)	—
Income from operations (or EBIT)	54	621	110	24	(701)

*	Excluding amortization of software and product development
Composition of net debt and group equity

	Dec 31,	Dec 31,
	2008	2009
Long-term debt	3,466	3,640
Short-term debt	722	627
Total debt	4,188	4,267
Cash and cash equivalents	3,620	4,386
Net debt (total debt less cash and cash equivalents)	568	(119)

Minority interests	49	49
Stockholders’ equity	15,544	14,595
Group equity	15,593	14,644

Net debt and group equity	16,161	14,525

Net debt divided by net debt and group equity (in %)	4	(1)
Group equity divided by net debt and group equity (in %)	96	101

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros unless otherwise stated
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
December 31, 2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in equity-accounted investees	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- liquid assets	4,386	—	—	—	4,386
Total assets	30,527	10,969	3,286	6,748	9,524

December 31, 2008
Net operating capital (NOC)	14,069	8,785	798	5,712	(1,226)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,708	2,207	2,408	1,234	2,859
- intercompany accounts	—	30	83	31	(144)
- provisions	2,837	329	285	229	1,994
Include assets not comprised in NOC:
- investments in equity-accounted investees	293	72	2	16	203
- other current financial assets	121	—	—	—	121
- other non-current financial assets	1,331	—	—	—	1,331
- deferred tax assets	931	—	—	—	931
- liquid assets	3,620	—	—	—	3,620
Total assets	31,910	11,423	3,576	7,222	9,689
Composition of cash flows — continuing operations

		4th quarter	January to December
	2008	2009	2008	2009
Cash flows provided by operating activities	1,761	935	1,648	1,545
Cash flows used for investing activities	(339)	(138)	(3,254)	(219)
Cash flows before financing activities	1,422	797	(1,606)	1,326

Cash flows provided by operating activities	1,761	935	1,648	1,545
Net capital expenditures	(294)	(209)	(875)	(682)
Free cash flows	1,467	726	773	863

Reclassification
Prior-period amounts have been reclassified from General and administrative expenses to Cost of sales, Selling expenses and Research and development expenses.
Philips has determined that the reclassification was necessary for proper cost allocation.
The table below reflects the impact on the consolidated statements of income.
Summary of changes
all amounts in millions of euros

		2008				2009
	Q4	full year	Q1	Q2	Q3	Jan-Sept
Cost of sales	(6)	(20)	(12)	(15)	(10)	(37)
Selling expenses	(6)	(19)	(8)	(8)	(8)	(24)
General and administrative expenses	12	39	21	23	19	63
Research and development expenses			(1)		(1)	(2)
The table below reflects the adjusted Group figures of the consolidated statements of income.
Adjusted Group figures
all amounts in millions of euros

		2008				2009
	Q4	full year	Q1	Q2	Q3	Jan-Sept
Sales	7,623	26,385	5,075	5,230	5,621	15,926
Cost of sales	(5,204)	(17,938)	(3,445)	(3,455)	(3,655)	(10,555)
Gross margin	2,419	8,447	1,630	1,775	1,966	5,371

Selling expenses	(1,775)	(5,518)	(1,205)	(1,209)	(1,250)	(3,664)
General and administrative expenses	(236)	(972)	(213)	(211)	(110)	(534)
Research and development expenses	(527)	(1,777)	(406)	(384)	(373)	(1,163)
Impairment of goodwill	(211)	(301)	—	—	—	—
Other business income	37	261	8	56	9	73
Other business expenses	(10)	(86)	—	(19)	(5)	(24)
Income (loss) from operations	(303)	54	(186)	8	237	59

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

				2008				2009
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,965	6,463	6,334	7,623	5,075	5,230	5,621	7,263
% increase	1	7	(2)	(9)	(15)	(19)	(11)	(5)

EBITA	265	396	57	26	(74)	118	344	662
as a % of sales	4.4	6.1	0.9	0.3	(1.5)	2.3	6.1	9.1

EBIT	187	303	(133)	(303)	(186)	8	237	555
as a % of sales	3.1	4.7	(2.1)	(4.0)	(3.7)	0.2	4.2	7.6

Net income (loss) - stockholders	294	732	57	(1,174)	(59)	44	174	251
per common share in euros	0.28	0.72	0.06	(1.26)	(0.06)	0.05	0.19	0.27

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,965	12,428	18,762	26,385	5,075	10,305	15,926	23,189
% increase	1	4	2	(2)	(15)	(17)	(15)	(12)

EBITA	265	661	718	744	(74)	44	388	1,050
as a % of sales	4.4	5.3	3.8	2.8	(1.5)	0.4	2.4	4.5

EBIT	187	490	357	54	(186)	(178)	59	614
as a % of sales	3.1	3.9	1.9	0.2	(3.7)	(1.7)	0.4	2.6

Net income (loss) - stockholders	294	1,026	1,083	(91)	(59)	(15)	159	410
per common share in euros	0.28	1.00	1.07	(0.09)	(0.06)	(0.02)	0.17	0.44

Net income (loss) from continuing operations as a % of stockholders’ equity (ROE)	6.2	10.8	7.8	(0.5)	(1.7)	(0.2)	1.5	2.7

		period ended 2008				period ended 2009
Inventories as a % of sales	13.9	14.3	15.6	13.2	13.6	13.7	14.5	12.6

Net debt : group equity ratio	4:96	7:93	8:92	4:96	3:97	6:94	4:96	-1:101

Total employees (in thousands)	134	133	128	121	116	116	118	116
of which discontinued operations	6	5	—	—	—	—	—	—
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